FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated November 17, 2011 of Diana Containerships Inc. ("the Company") announcing the results of the Company’s 2011 Annual Meeting of Shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: November 17, 2011	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-210-947-0000
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES RESULTS OF
2011 ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, November 17, 2011 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in owning and operating containerships, announced today that the Company’s Annual Meeting of Shareholders was duly held on November 15, 2011, in Amsterdam, The Netherlands pursuant to a Notice of Annual Meeting of Shareholders dated October 6, 2011.  Broadridge Financial Solutions, Inc. acted as inspector of the Meeting.

At the Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company’s Proxy Statement sent to shareholders on or around October 6, 2011, were approved and adopted:

(1)	The re-election of Mr. Ioannis Zafirakis and Mr. Antonios Karavias as Class I Directors of the Company, to serve until the 2014 Annual Meeting of Shareholders; and

(2)	The appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2011.

About the Company
Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

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